Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934. Subject company: Wells Fargo Funds Trust (SEC File Nos. 333-74295)

[WFAM Logo]

Wells Fargo Funds

Product Alert

May 10, 2016

Wells Fargo Funds Management proposes mergers for certain Wells Fargo Funds

Well Fargo Funds Management, LLC, manager to Wells Fargo Funds, has filed a definitive prospectus/proxy statement proposing the mergers of three funds into other funds within the family. The proposed mergers, unanimously approved by the Wells Fargo Funds Board of Trustees, are subject to approval by shareholders of the merging funds.

Section I: Information and Q&A about proposed mergers

Affected funds at a glance

(Click on hyperlinks to learn about the merging and acquiring funds’ management teams and more.)

Merging fund	Acquiring fund
High Income Fund	High Yield Bond Fund
Small/Mid Cap Value Fund	Small Cap Value Fund
WealthBuilder Equity Portfolio	WealthBuilder Tactical Equity Portfolio[1]

1. The Wells Fargo WealthBuilderSM Tactical Equity Portfolio will be renamed the Wells Fargo WealthBuilderSM Equity Portfolio following the merger.

High Income Fund

1. Why the proposed merger of the High Income Fund into the High Yield Bond Fund?

Wells Fargo Funds Management considered the following before making its recommendation:

Both funds have identical objectives. Each fund seeks total return, consisting of a high level of current income and capital appreciation.

The principal investment policies of the funds are similar.

The principal risks of the funds are comparable.

Shareholders of the High Income Fund would receive the same share class of the High Yield Bond Fund.

2. How do the investment strategies of the High Income Fund and the High Yield Bond Fund differ?

High Income Fund	High Yield Bond Fund	Difference
Normally invests at least 80% of its net assets in corporate debt securities that are below investment-grade	Normally invests at least 80% of its net assets in debt securities that are below investment-grade	The High Income Fund specifies corporate debt securities.
May invest up to 30% of its total assets in U.S. dollar–denominated debt securities of foreign issuers and, while not part of its principal investment strategy, may invest in emerging markets issuers	May invest without limit in foreign issuers, including emerging markets issuers	This distinction means that the High Yield Bond Fund may invest a greater percentage of its assets in foreign securities and emerging markets than the High Income Fund.
Invests up to 10% of its total assets in debt securities that are in default at the time of purchase	Does not invest in debt securities that are in default at the time of purchase

These distinctions mean that the High Yield Bond Fund may invest a greater percentage of its assets in convertible debt securities while the High Income Fund may invest a greater percentage of its assets in equity and debt securities that are in default at the time of purchase.

Small/Mid Cap Value Fund

3. Why the proposed merger of the Small/Mid Cap Value Fund into the Small Cap Value Fund?

Wells Fargo Funds Management considered the following before making its recommendation:

Both funds have identical objectives. Each fund seeks long-term capital appreciation.

The investment strategies of both funds are substantially the same.

Each fund may invest up to 30% of its total assets in equity securities of foreign issuers, including ADRs and similar investments.

Shareholders of the Small/Mid Cap Value Fund will receive the same share class of the Small Cap Value Fund.

4. How do the investment strategies of the Small/Mid Cap Value Fund and the Small Cap Value Fund differ?

One difference between the wording of the funds' investment strategies is that the Small/Mid Cap Value Fund invests at least 80% of its net assets in equity securities of small- and medium-capitalization companies while the Small Cap Value Fund invests at least 80% of its net assets in equity securities of small-capitalization companies. However, both funds define such companies as companies with market capitalizations within the range of the Russell 2500TM Index.

WealthBuilder Equity Portfolio

5. Why the proposed merger of the WealthBuilder Equity Portfolio into the WealthBuilder Tactical Equity Portfolio?

Wells Fargo Funds Management considered the following before making its recommendation:

Both funds have identical objectives. Each fund seeks long-term capital appreciation with no emphasis on income.

The investment strategies of the funds are similar.

Both portfolios are a single share class.

6. How do the investment strategies of the WealthBuilder Equity Portfolio and the WealthBuilder Tactical Equity Portfolio differ?

One difference between the portfolios’ investment strategies is that the WealthBuilder Tactical Equity Portfolio makes tactical allocations among various underlying funds and employs both quantitative analysis and qualitative judgment in doing so. The WealthBuilder Equity Portfolio does not make such tactical allocations. Changes to effective allocations in the WealthBuilder Tactical Equity Portfolio may be implemented with index futures contracts and/or by buying and selling underlying funds. Also, the Wells Fargo WealthBuilder Tactical Equity Portfolio may invest up to 10% of the fund's net assets in bond or alternative-style asset classes (through investment in underlying funds). The WealthBuilder Equity Portfolio's allocation across equity styles remains constant.

Section II: Proxy solicitation process and general information

1. How will shareholders be notified of the merger proposals? Do they need to take any action?

Beginning in May 2016, shareholders of the merging funds will receive in the mail a proxy statement inviting them to vote on the merger proposal for their fund at a special shareholder meeting on June 28, 2016.

2. What is the timeline for the mergers?

Time frame	Event
April 15, 2016	Record date. Shareholders who own shares of a merging fund as of this date will be eligible to vote their shares at the June 2016 meeting.
May 2016	Proxy materials mailed to shareholders.
June 28, 2016	Scheduled date of special shareholder meeting to approve the fund mergers.
July 22, 2016	If approved by shareholders, the mergers will take effect following the close of business. (Date subject to change.)

3. Will the mergers be taxable events for shareholders?

No. They are expected to be tax-free exchanges for U.S. federal income tax purposes. However, to prevent adverse tax consequences for shareholders, each merging fund may make a distribution of income and/or capital gains in advance of the merger.

4.Can investors still purchase, redeem, and exchange the merging and acquiring funds prior to the mergers?

Yes.

5. What methods can shareholders use to vote?

Sign and return the proxy ballot by mail prior to the shareholder meeting

Call the toll-free number listed on proxy ballots (shareholders will need the control number printed on the ballot)

Visit the website listed on proxy ballots and following the instructions (shareholders will need the control number printed on the ballot)

Attend in person and vote at the shareholder meeting on June 28, 2016

6. How can shareholders vote by phone or online?

Shareholders can vote using an automated phone service by calling the toll-free number listed on their proxy ballots. Shareholders who want to vote by phone can also call AST Fund Solutions, a proxy solicitation firm that was hired for this proxy solicitation process, at

1-866-828-6931. Shareholders may vote online by following the instructions provided on their proxy ballots.

7. Will anyone call shareholders about these proxies?

Yes. AST Fund Solutions may contact shareholders regarding these proxies.

8. Who is paying for the proxy solicitation?

Wells Fargo Funds Management or one of its affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the funds or to the funds’ shareholders.

9. What if shareholders of a fund do not approve the merger?

If this occurs, the merger will not take place and the Board of Trustees will determine an appropriate course of action.

10. Whom can shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship managers, their investment professionals, or Wells Fargo Funds at

1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, AST Fund Solutions, at 1-866-828-6931.

This is not an offer to sell or a solicitation of an offer to buy shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transactions, the merging funds filed a prospectus/proxy statement with the U.S. Securities and Exchange Commission (SEC). All shareholders are advised to read the prospectus/proxy statement in its entirety because it contains important information about the acquiring funds, merging funds, transaction, fees, expenses, risk considerations, persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The merging funds will mail the prospectus/proxy statement to their shareholders. Shareholders may obtain a free copy of the prospectus/proxy statement and other documents filed by the merging funds with the SEC at the SEC’s website, sec.gov. Free copies of the prospectus/proxy statement may be obtained by directing a request via mail, phone, or website to Wells Fargo Funds, P.O. Box 8266, Boston, MA 02266-8266,1-800-222-8222, wellsfargofunds.com. In addition to the prospectus/proxy statement, the merging and acquiring funds file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by funds at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the SEC at

1-800-SEC-0330 for further information on the public reference rooms. Filings made with the SEC by the funds are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at sec.gov.

Participants in the solicitation

The merging and acquiring funds and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information about persons who may be considered participants in the solicitation of the merging funds’ shareholders under the rules of the SEC will be in the prospectus/proxy statement when it is filed with the SEC.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus and, if available, a summary prospectus, containing this and other information, visit wellsfargofunds.com. Read it carefully before investing.

Wells Fargo Asset Management (WFAM) is a trade name used by the asset management businesses of Wells Fargo & Company.
Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the funds. The funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA, an affiliate of Wells Fargo & Company.
243235 05-16

NOT FDIC INSURED – NO BANK GUARANTEE – MAY LOSE VALUE